

**09057524**

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... 12.00 | |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing
Section

FEB 2 5 2009

| SEC FILE NUMBER |
| --- |
| 8- 41940 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2008___ AND ENDING___12/31/2008___
                                    MM/DD/YY                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   Cantone Research, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

766 Shrewsbury Avenue
_____
(No. and Street)

Tinton Falls                    NJ                    07724
_____
(City)                        (State)               (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter J. Walsh                              (732)450-3500 ext. 121
_____
                                            (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pressman Ciocca Smith LLP
_____
(Name – if individual, state last, first, middle name)

1800 Byberry Road Suite 1100  Huntingdon Valley        PA            19006
_____
(Address)                      (City)                (State)        (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, <u>Peter J. Walsh</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Cantone Research, Inc.</u> , as of <u>December 31</u> , 20 <u>08</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

ROBERT W. CROWTHER, III
Notary Public
State of New Jersey
My Commission Expires 02/10/2013
Notary Public

_____
Signature

**Chief Financial Officer**
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION





The Art of Finding Small Cap Stocks
with Big Growth Potential

## DECEMBER 31, 2008

# TABLE OF CONTENTS

# PRESSMAN CIOCCA SMITH

THE VISION TO SEE TOMORROW. THE WISDOM TO GET YOU THERE.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*To the Board of Directors*
*Cantone Research, Inc.*

We have audited the accompanying statement of financial condition of Cantone Research, Inc. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cantone Research, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

February 19, 2009

**Pressman Ciocca Smith LLP   Certified Public Accountants and Management Consultants**
1800 Byberry Road  Suite 1100  Huntingdon Valley, PA 19006-3523  Tel. 215.947.2100  Fax. 215.947.7448  www.pcscpa.com

-1-

# Cantone Research, Inc.

## Statement of Financial Condition

December 31, 2008

## ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 467,243 |
| Deposits with clearing organization | 243,317 |
| Securities, trading, at market value | 619,721 |
| Securities, not readily marketable, at estimated fair value | 8 |
| Investments, at fair value | 361,000 |
| Advances to registered reps, net of allowance for doubtful accounts | 900 |
| Other receivable | 4,942 |
| Prepaid expenses | 46,939 |
| Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation | 21,994 |
| | $ 1,766,064 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

### LIABILITIES

| | | |
|---|---|---:|
| Line of credit | | $ 500,000 |
| Commissions payable | | 27,580 |
| Accounts payable and accrued expenses | | 22,469 |
| | **TOTAL LIABILITIES** | 550,049 |

**COMMITMENTS AND CONTINGENCIES**

## STOCKHOLDER'S EQUITY

| | |
|---|---:|
| Common stock, no par value, 1,000 shares authorized, issued and outstanding | 50,000 |
| Additional paid - in capital | 1,558,000 |
| Accumulated deficit | (391,985) |
| | 1,216,015 |
| | $ 1,766,064 |

**See accompanying notes.**

# NOTES TO FINANCIAL STATEMENTS
December 31, 2008

## NOTE A – BUSINESS AND ORGANIZATION

Cantone Research, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is an introducing broker-dealer for its clients and clears its securities transactions on a fully disclosed basis primarily through First Clearing Corporation ("FCC").

## NOTE B – SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii), under which provision the Company must carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, and not otherwise hold funds or securities for, or owe money or securities to its customers.

## NOTE C – SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition and Commission

Transactions in securities, including the related commission revenues and expenses, are recorded on a settlement-date basis, generally the third business day following the transaction date. There is no material effect on the financial statements if such transactions were recorded on a trade-date basis.

Investment Banking

Investment banking fees are recorded on the settlement date.

Securities and Investments

Securities and investments are recorded at fair value in accordance with *FASB Statement No. 157*.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method over estimated useful lives of three, five and seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

Preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

<u>Advertising</u>

The Company follows the policy of charging the costs of advertising to expense as incurred.

<u>S Corporation - Income Tax Status</u>

The Company, with the consent of its sole stockholder, has elected to be taxed as an S corporation for both Federal and New Jersey corporate income tax purposes. In lieu of Federal corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current year federal income taxes has been included in the financial statements. In New Jersey, "S" corporations pay a reduced rate corporate income tax and are subject to a minimum tax.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 establishes a single model to address accounting for uncertain tax positions. As permitted by Financial Accounting Standards Board Staff Position on FASB Interpretation No. 48-3 – "Effective Date of FIN 48 for Certain Nonpublic Enterprises" ("FSP FIN 48-3"), the Company has elected to defer the effective date of FIN 48 to the annual financial statements for fiscal years beginning after December 15, 2008. Since the Company is an S Corporation, the implementation of FIN 48 will not have an effect on the Company's financial position, results of operations or cash flows.

## NOTE D – DEPOSITS WITH CLEARING ORGANIZATION

The Company has entered into an agreement with FCC whereby all orders of the Company's customers to buy or sell securities are to be cleared through FCC on a fully-disclosed basis. Under this agreement, the Company is required to maintain a minimum deposit of $250,000 in cash or marketable securities. At December 31, 2008, the Company was in compliance with such requirement.

At December 31, 2008 deposits with FCC consist of the following:

| | |
|---|---|
| Cash and cash equivalents | $ 180,452 |
| Commissions receivable | 62,865 |
| | $ 243,317 |

In addition, the Company also holds trading securities with a market value of $619,721 with FCC.

## NOTE E – INVESTMENTS

At December 31, 2008, investments consist of the following:

| | |
|---|---|
| Certificate of Participation in secured promissory note from Ridgeview Assisted Living LLC | $ 250,000 |
| 10% Subordinated Convertible Debentures Series A - American Bio Medica Corp. | 100,000 |
| 200,000 shares – LMS Medical Systems, Inc. | 10,000 |
| AgChoice Farm Credit Classic common stock | 1,000 |
| | $ 361,000 |

# NOTE F – FAIR VALUE MEASUREMENT

*FASB Statement No. 157* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that consist with the market, income or cost approach, as specified by *FASB Statement No. 157*, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

| ASSETS | | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|---|
| Securities – equity | $ | 363,344 | $ - | $ 8 | $ 363,352 |
| Securities – debt | | 256,369 | - | - | 256,369 |
| Investments | | - | - | 361,000 | 361,000 |
| **TOTAL** | $ | 619,713 | $ - | $ 361,008 | $ 980,721 |

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2008:

| | | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | | | | |
|---|---|---|---|---|---|---|---|
| | | Securities | | Investments | | Total | |
| Beginning balance | $ | 65 | $ | - | $ | 65 | |
| Total gains or losses (realized/unrealized) | | (57) | | - | | (57) | |
| Purchases, sales, issuances and settlements | | - | | 361,000 | | 361,000 | |
| Transfers in and/or out of Level 3 | | - | | - | | - | |
| **Ending Balance** | $ | 8 | $ | 361,000 | $ | 361,008 | |
| The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date | $ | (57) | $ | - | $ | (57) | |

-5-

## NOTE G – ADVANCES TO REGISTERED REPS

The Company enters into employment contracts ranging from one to three years with newly hired reps. Pursuant to the contracts, the Company makes interest-bearing advances to the reps in amounts up to $50,000. The advance is due in full at the end of the contract period. The contract contains incentives which, if achieved, may result in the forgiveness of the advanced amount. Such forgiveness is recorded as compensation expense in the period earned. As of December 31, 2008, these advances amounted to $900. The advances are secured by the licenses of the registered reps. When a registered rep leaves, the Company establishes an allowance for doubtful account based on a case-by-case evaluation of the collectability of the remaining advance.

## NOTE H – LINE OF CREDIT

The Company has available, through June 14, 2013, an unsecured line of credit of $500,000 with AGChoice Farm Credit. The line of credit is guaranteed by the sole stockholder and his spouse. The interest rate is at the bank's prime rate and is reset monthly based on the 15$^{th}$ day of the preceding month. The effective interest rate was 4% at December 31, 2008. At December 31, 2008, the outstanding balance was $500,000.

## NOTE I – INCOME TAXES

The Company has not provided for deferred taxes for state income tax purposes because the Company's temporary differences are not material. The New Jersey state net operating loss ("NOL") of approximately $980,000 will be carried forward to offset future New Jersey taxable income. If not used, the carryforwards will expire as follows:

| Year Ending December 31, | |
|---|---|
| 2009 | $ 363,000 |
| 2011 | 39,000 |
| 2015 | 578,000 |
| | $ 980,000 |

## NOTE J – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008, the Company's net capital was $707,354, which was $607,354 in excess of its required net capital of $100,000. The Company's aggregate indebtedness/net capital ratio was 78%.

## NOTE K – LEASES

The Company leases its main office in New Jersey under a lease that has been extended to March 31, 2012. Rental expense for 2008 amounted to $92,122.

The Company also leases office equipment under an operating lease at the rate of $507 per month. This lease expires in May 2011. Rental expense for office equipment for 2008 amounted to $11,752.

Future minimum lease payments under the non-cancelable operating leases are as follows:

| Year Ending December 31, | | |
|---|---|---|
| 2009 | $ | 101,775 |
| 2010 | | 91,600 |
| 2011 | | 87,547 |
| 2012 | | 21,380 |
| | $ | 302,302 |

It is expected that, in the normal course of business, the leases will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum operating lease commitments will not be less than the 2008 amount.

## NOTE L – 401(K) PLAN

The Company provides a 401(k) profit sharing plan. The Company does not match the contributions by the participating, eligible employees.

## NOTE M – COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and legal proceedings which could arise in the ordinary course of its business. The Company is unable to estimate the magnitude of any future exposure at this time.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2008 settled with no adverse effect on the Company's financial condition.